SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 18, 2022

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, May 18, 2022 regarding “Ericsson changes Group structure and Executive Team to execute on growth strategy”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: May 18, 2022

PRESS RELEASE May 18, 2022

Ericsson changes Group structure and Executive Team to execute on growth strategy

•

To capitalize on the convergence of software and services and deliver growth in the core business, a new Business Area Cloud Software and Services is introduced, combining Business Area Digital Services and Business Area Managed Services. Per Narvinger will head up the unit and will be a member of the Ericsson Executive Team.

•

A new Business Area Enterprise Wireless Solutions, comprising Cradlepoint and Dedicated Networks, is created to drive the growth plan for enterprise. George Mulhern is appointed head of the unit and will be a member of the Ericsson Executive Team.

•	To simplify and digitalize overall ways of working, a new Group Function Global Operations is introduced. Moti Gyamlani will head up the unit and will be a member of the Ericsson Executive Team.

•	Arun Bansal, Jan Karlsson and Peter Laurin will leave the Executive Team.

•	The new Group structure will take effect June 1, 2022.

Ericsson’s (NASDAQ: ERIC) strategy is to be a leader in mobile infrastructure and to establish an enterprise business. Today, Ericsson announces changes to the group structure and Executive Team to position itself to execute on its strategy and growth ambitions while continuing to invest in R&D to maintain its technology leadership. The new Executive Team roles and the new organization will take effect June 1, 2022.

Business Area Cloud Software and Services

To lead in the mobile infrastructure business, a Business Area Cloud Software and Services is created by merging Business Area Digital Services and Business Area Managed Services. This will enable Ericsson to capitalize on the convergence of cloud, software and services. Through the new structure, Ericsson will be able to leverage investments in R&D, increase cloud native expertise and build its combined offerings for automation and AI for service delivery. This will allow Ericsson to build on the success in recent years which includes strong development in the cloud native 5G core portfolio where 16 out of the 20 largest operators globally have chosen Ericsson. Managed Services has undergone a significant transformation in recent years with the introduction of the AI-driven Ericsson Operation Engine, enabling proactive and predictive network and IT operations and optimization, and a shift towards a more software-driven offering.

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PRESS RELEASE May 18, 2022

Per Narvinger is appointed Senior Vice President and head of Business Area Cloud Software and Services and will be a member of the Ericsson Executive Team. Narvinger is currently Head of Product Area Networks within Business Area Networks.

Jan Karlsson, currently head of Business Area Digital Services, will leave the Executive Team and instead drive the development of the Global Network Platform, reporting to CEO Börje Ekholm. As previously communicated, Peter Laurin, currently head of Business Area Managed Services will leave Ericsson for opportunities outside Ericsson.

“Through the new Business Area Cloud Software and Services we provide solutions that will help our customers automate the increasingly complex networks for cost advantages and speed to market. By combining the two business areas we can coordinate our investments in orchestration and AI solutions leveraging insight from our network operations. This will allow us to remain a technology leader in a constantly evolving market. I look forward to working with Per as we take the next steps in reaching Ericsson’s growth ambitions. I also want to thank Jan and Peter for their contributions to the Executive Team. They have both been instrumental in executing on our focused strategy and Ericsson’s turnaround”, says Börje Ekholm.

Business Area Enterprise Wireless Solutions

A new Business Area Enterprise Wireless Solutions, comprised of the current Cradlepoint business and Dedicated Networks, is created to take full accountability and focus to develop solutions to meet the growing needs of enterprises and create a dedicated go-to-market organization for enterprise customers including leveraging the established relationship with service providers. The new Business Area will enable Ericsson to build on recent success which includes strong growth for Cradlepoint as 5G coverage increases on the US C-band and the launch of Ericsson Private 5G (EP5G) in several leading markets.

George Mulhern is appointed Senior Vice President and head of Business Area Enterprise Wireless Solutions and will be a member of the Ericsson Executive Team. Mulhern is currently CEO of Cradlepoint.

Åsa Tamsons will continue in her role as Senior Vice President and head of Business Area Technologies & New Businesses which will continue to focus on developing new business solutions to accelerate growth across Ericsson’s core and enterprise businesses – building on the successful model established to incubate new growth businesses, such as Dedicated Networks and Cradlepoint.

“With this change we are taking important steps in our journey to execute on our strategy. The new Business Area Enterprise Wireless Solutions will provide the focus and conditions we need to thrive in the enterprise market and secure the next wave of success for this business. We are also excited to continue to invest in new businesses for our long-term growth through the proven model established in Business Area Technologies & New Businesses. I want to extend a warm welcome to George as he joins Ericsson’s Executive Team“, says Börje Ekholm.

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PRESS RELEASE May 18, 2022

Group Function Global Operations

The company is also changing its group function structure by adding a Group Function Global Operations. This function will combine the many support functions that are currently spread across the Company, including Sourcing, IT, Digital Transformation, Group Sales, Real Estate and the operations parts of the People and Finance Functions. By creating a global operations function, Ericsson will be able to run its global operations more effectively and consistently across the organization.

Moti Gyamlani is appointed Senior Vice President and head of Group Function Global Operations and will be a member of the Ericsson Executive Team. Moti is currently working as Head of Group Sourcing.

“Global Operations is created to achieve best-in class customer and employee experience by simplifying and digitalizing end-to-end process flows in the company. By creating this function, we will be able to better serve the needs of our customers and better support our people, making us more agile and more competitive. It is great to welcome Moti to the Executive Team and look forward to working together with him to create a world class global operations function”, says Börje Ekholm.

Executive Team changes

Arun Bansal, currently Executive Vice President and Head of Market Area Europe and Latin America, will leave the company to pursue other opportunities and will therefore step down from his EVP role with immediate effect. He has been with Ericsson since 1995 and has been in his current role for the last five years. The Acting Head of Market Area Europe and Latin America will be announced separately.

“Arun has been leading our Market Area Europe and Latin America for the last five years and has been instrumental in driving change across the organization, and in establishing and nurturing some of our most important customer relationships. I wish Arun all the best in his future endeavors”, says Börje Ekholm.

“After turning around the company, Ericsson is entering a new phase of growth. The changed group structure that we announce today represents exciting opportunities for our people, our customers and our business and will allow us to continue to grow our core mobile infrastructure business and capitalize on the fast-growing enterprise market. Within 2-3 years, we want to achieve our long-term goal of growing faster than the market and an EBITA margin (excluding restructuring costs) of 15-18% for the Group. I look forward to working together with the new Executive Team, and the whole Ericsson team, as we accelerate our work to execute on our strategy, strengthen our company culture and continue to grow the company with increased profitability”, concludes Ekholm.

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PRESS RELEASE May 18, 2022

Reporting segments

Following the new group structure, Ericsson will have the following reporting segments:

•	Segment Networks (unchanged)

•	Segment Cloud Software and Services (corresponding to former Digital Services and Managed Services)

•	Segment Enterprise (Enterprise Wireless Solutions and Technologies & New Businesses). On completion of the acquisition, Vonage will form a separate Business Area included in this segment.

•	Segment Other (including media businesses and one-offs)

The new segment reporting structure will be applied from Q3 2022. Restated financials for new segments for 2020 – 2022 will be published in September 2022 ahead of the Q3 quarterly report.

NOTES TO EDITORS:

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PRESS RELEASE May 18, 2022

About Ericsson Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

Forward-looking statements

This release includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

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PRESS RELEASE May 18, 2022

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors” in the latest interim report, and in “Risk Factors” in the Annual Report 2021.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this release, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

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